September 28, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Attention:	Jennifer Angelini
Charli Gibbs-Tabler
Division of Corporation Finance
Office of Technology

Re:	Lennox International Inc.
Form 10-K For Fiscal Year Ended December 31, 2022
Filed February 21, 2023
File No. 001-15149

Ladies and Gentlemen:
Set forth below is Lennox International Inc.’s (the “Company”) response to the comment letter dated August 31, 2023 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”). For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
General
1.We note that you provided more expansive disclosure in your Environmental Social Governance Report 2021 ("ESG Report") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report.
Response:
We disclose in our SEC filings information either required under applicable federal securities regulations, or that is otherwise material to, or reasonably likely to have a material impact on, our business, financial condition, or results of operations. Separately, we publicly disclose information in the ESG Report and elsewhere regarding our environmental, social, and governance (“ESG”) initiatives that we believe may be of interest to a wide range of stakeholders, even when the information is not “material” to investors and is beyond the scope of the information required to be disclosed in our SEC filings. These stakeholders include not only our investors but also our employees, customers, vendors, and the communities where we operate.
When considering whether to include climate-related information in our SEC filings, we take into account currently applicable SEC rules and regulations, including Item 101, Item 103, Item 105, and Item 303 of Regulation S-K, as well as the SEC’s Compliance and Disclosure Interpretations, available guidance from the Staff (including the SEC’s 2010 Guidance Regarding Disclosure Related to Climate Change), and applicable standards of materiality.

Finally, we acknowledge our obligation to continuously review climate-change related matters as part of our ongoing disclosure controls and procedures and disclose any material impact on, our business, financial condition, or results of operations in our SEC filings. At the same time, we appreciate the interest many of our stakeholders have in climate-related information, and we expect to continue providing information about climate change and other ESG topics, which do not rise to the level of materiality required for SEC reporting, through various public disclosures, including on our website and in our ESG Report.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
2.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources;
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
•potential climate-related opportunities, such as the development of electric heat pumps and refrigerants with lower global warming potential.
Response:
As described below, we disclose and discuss the indirect consequences of climate-related regulation or business trends in our SEC filings. Except as previously disclosed, we have not seen, to date, any material indirect consequences of climate-related regulation or business trends. Because we acknowledge that this is a dynamic and evolving area, we will continue to monitor consumer demand trends, competition from lower emission goods, reputational risks, and climate-related risks and opportunities, and will update our future SEC filings as appropriate if circumstances change.
Set forth below is our response to each of the items referenced in the comment:
Increased or Decreased Demand
In our risk factors disclosure on page 11 of our Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) under the risk factor “Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations,” we acknowledge that demand for our products may be impacted by changes in legislation, government regulations, or policies related to global climate change and other environmental initiatives and concerns. These changes could include new regulations designed to reduce greenhouse gas emissions either through consumer incentives or through more restrictive emissions standards.
However, at the time of the filing of our 2022 Form 10-K and at present, except as disclosed, we have not identified any material indirect consequences as being relevant to our business and operations related to either (a) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources or (b) increased demand for goods that result in lower emissions than competing products. Although we have observed that consumer preference and demand are placing a greater emphasis on a product’s energy efficiency, we believe these preferences are primarily related to cost savings and improved technology, and do not attribute this to climate-related regulation or business trends to a material extent.
Increased Competition
As a global leader in energy-efficient climate-control solutions, we recognize the importance of understanding, and offering products to meet, consumer preferences for heating, ventilation, air conditioning and refrigeration (“HVACR”) products. In our risk factors disclosure on page 9 of our 2022 Form 10-K under the risk factor “We May Not be Able to Compete Favorably in the Competitive HVACR Business,” we discuss competition risk in detail and identify several factors that may impact competition in the HVACR industry, including the development of more energy-efficient products. We closely monitor our direct peers, their product portfolios, and their responses to industry-wide environmental regulations and, to date, have not identified material competitive pressures resulting from other manufacturers developing lower emission products. We are working to develop products and brands that have a reduced impact on climate change.
Additionally, in our risk factors disclosure on page 11 of our 2022 Form 10-K under the risk factor “Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations,” we acknowledge that some customers may prefer products that meet certain emissions or other environmental standards. However, while we believe that ESG considerations sometimes impact consumer buying decisions, to date, we have not identified material demand trends that are reasonably likely to have a material favorable or unfavorable impact on competition.
Alternative Energy Sources
We are unaware of any increased demand for the generation and transmission of energy from alternative energy sources that would materially and negatively impact our business operations. We are not engaged in the generation or transmission of energy from alternative energy sources or otherwise.
Reputational Risks
Through our risk assessment and disclosure controls processes, we have identified on page 11 of our 2022 Form 10-K under the risk factor “Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations,” the risks associated with changing customer and market expectations with respect to greenhouse gas emission reductions. We consider for each SEC reporting period whether any reported or unreported risks have significantly increased or related events have occurred during the period for purposes of determining whether to enhance the description of the risk or to report an event or trend. To date, the reputational risks associated with operations or products that produce greenhouse gas emissions have not caused a material trend in customer demand or any material consequences to us.

However, acknowledging Staff’s comment, we will amend the following risk factor in our Form 10-K, Part I, Item IA - Risk Factors for the fiscal year ended December 31, 2023, in substantially the following form:
Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations, and Increasing Attention to Environmental, Social, and Governance (“ESG”) Matters May Impact our Reputation and our Business.
The sales, gross margins, and profitability for each of our segments could be directly impacted by changes in legislation, government regulations, or policies (collectively, “LRPs”) relating to global climate change and other environmental initiatives and concerns. These LRPs, implemented under global, national, and sub-national climate objectives or policies, can include changes in environmental and energy efficiency standards and tend to target the global warming potential of refrigerants and hydrofluorocarbons, equipment energy efficiency, and combustion of fossil fuels as a heating source. Many of our products consume energy and use refrigerants and hydroflurocarbons. LRPs that seek to reduce greenhouse gas emissions may require us to make increased capital expenditures to develop or market new products to meet new LRPs. Further, our customers and the markets we serve may impose emissions or other environmental standards through LRPs or consumer preferences that may require additional time, capital investment, or technological advancement. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable LRPs may negatively impact our results.
There continues to be a lack of consistent climate legislation and regulations, which creates economic and regulatory uncertainty. Such regulatory uncertainty could adversely impact the demand for energy efficient buildings and could increase costs of compliance. Additionally, the extensive and ever-changing legislation and regulations could impose increased liability for remediation costs and civil or criminal penalties in cases of non-compliance. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.
Further, due to the increasing focus on climate change, we may face adverse reputational risks due to our products consuming energy or using refrigerants and hydroflurocarbons. If we are unable to satisfy the increasing ESG-related expectations of certain stakeholders, we may suffer reputational harm, which may cause our stock price to decrease or cause certain investors and financial institutions not to purchase our securities or otherwise provide us with capital or credit on favorable terms, which may cause our cost of capital to increase.
In addition, we may not be able to achieve our goals related to our ESG initiatives, which are and will continue to be impacted by many variables, such as a tight labor market, challenging economic environment, changes to our operations, and changes to our portfolio of businesses via acquisitions or divestitures. Moreover, we may determine that it is in our best interest, and in the best interest of our shareholders, to prioritize other business, social, governance, or sustainable investments over the achievement of our current ESG initiatives. A failure or perceived failure by us in this regard may damage our reputation and adversely affect our results of operations and financial position.

Opportunities
We strive to offer products with improved energy efficiency and continuously invest in product development and enhancements. For example, as disclosed on page 2 of our 2022 Form 10-K, in 2021, we launched the Lennox Model L rooftop unit featuring technology to maximize energy savings, and in late 2022, we introduced the Enlight rooftop unit which features a high efficiency heat pump line.  Future product developments and enhancements will likely include additional products that will reduce energy consumption. However, as noted above, we believe customer demand is primarily related to cost savings and improved technology, and does not directly result from any climate-related regulation or business trends to a material extent.
3.We note your disclosure that the effects of climate change include extreme weather events, long-term changes in temperature levels, and water availability. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•quantification of weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.
Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
Set forth below is our response to each of the items referenced in the comment:
Severity of Weather and Quantification of Weather-Related Damages
We report weather-related physical damages to our property or operations in our Consolidated Statement of Operations under the line item “Loss from natural disasters, net of insurance recoveries.” Expenses for the fiscal years covered by our 2022 Form 10-K, as disclosed on page 35, were as follows:

	For the Years Ended December 31, (in millions)
	2022	2021	2020
Operating expenses:
Loss from natural disasters, net of insurance recoveries:	--	--	$3.1

Losses reported in 2020 related to a 2018 tornado and a 2020 wind storm impacting our manufacturing facility in Marshalltown, Iowa, as disclosed on page 50 of our Form 10-K for the fiscal year ended December 31, 2021.

We will continue to monitor weather-related expenses and will report any material amounts in future SEC filings.
Indirect Weather-Related Impacts
HVAC markets are driven by seasonal weather patterns. In our 2022 Form 10-K, we disclose this on page 10 under the risk factor “Cooler than Normal Summers and Warmer than Normal Winters May Depress Our Sales,” and on page 18 under “Business Overview.” In both instances, we discuss the risks related to weather conditions, whether related to climate change or not, because variations in weather impact demand for and sales of our products.
Not only do we have a seasonal business model, but natural disasters could also indirectly impact our business if such natural disaster were to damage or disrupt our suppliers and supply chain efficiencies. This is disclosed on page 13 of our 2022 Form 10-K under the risk factor “Our International Operations Subject Us to Risks Including Foreign Currency Fluctuations, Regulations and Other.”
To the extent we identify any additional physical effects of climate change that are material, individually or in the aggregate with other factors, we will disclose them in our future SEC filings.
Insurance
Our property insurance premiums have increased by less than 1% of operating expenses during the fiscal years covered by our 2022 Form 10-K, primarily due to general insurance market conditions and increased insurable values. We do not currently expect to experience material weather-related impacts on the cost or availability of insurance in the future, but we acknowledge that this is a dynamic and changing area, and we will continue to monitor for any impact and will evaluate including disclosures as appropriate in our future SEC filings if circumstances change.
4.Your ESG Report references the purchase of renewable energy credits ("RECs"). If material, please provide disclosure about your purchase and sale of carbon credits, carbon offsets, or RECs, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.
In fiscal years 2022, 2021, and 2020, respectively, we purchased approximately $29,900, $17,700, and $3,800 of carbon credits, carbon offsets, and RECs. These amounts are insignificant and are not material to our business, financial condition, or results of operation. We expect future REC expenditures to be similar, or slightly higher than those incurred in 2022.
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Should you have any questions or comments regarding our responses, please contact the undersigned at 972-497-7723.
Sincerely,
/s/ JOSEPH W. REITMEIER
Joseph W. Reitmeier
Executive Vice President, Chief Financial Officer
cc:    John D. Torres, Executive Vice President, Chief Legal Officer, and Secretary